

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66867

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2007___ AND ENDING___12/31/2007___

                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEGI   LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

150 East 52nd Street

                                                  (No. and Street)

New York   NY   10022

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Scott Peters   212-754-0710

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT Financial Services Group LLC

                            (Name – if individual, state last, first, middle name)

54 Danbury Road, 307   Ridgefield   CT   06877

        (Address)   (City) **PROCESSED**   (State)   SEC (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Scott Peters_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__JEGI LLC_____, as

of _____December 31_____, 200_7___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                    Signature

                                    CEO
_____
                                    Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Memo

To: Registrations Branch

From: Bill Hitzig

Date: February 28, 2008

Re: Annual Audit Report

I have enclosed a copy of the 2007 financial statement for JEGI LLC.

Regards,

JEGI LLC

(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP INC.)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2007

ACT FINANCIAL SERVICES GROUP LLC

Certified Public Accountants

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Managing Member
JEGI, LLC

We have audited the accompanying balance sheet of JEGI, LLC (a New York Limited Liability Company and wholly owned subsidiary of The Jordan, Edmiston Group, Inc.) as of December 31, 2007, and the related statements of income, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JEGI, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 19, 2008

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
BALANCE SHEET
DECEMBER 31, 2007

Assets	
Cash and equivalents	$ 49,587
Total Assets	$ 49,587
Liabilities and Member's Capital	
Liabilities	
Accrued expenses	$ 3,950
Total Liabilities	3,950
Member's Capital	
Capital contributions	61,000
Accumulated deficit	(15,363)
Total Capital	45,637
Total Liabilites and Members Capital	$ 49,587

The accompanying notes are an integral part of these statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Fee income	$ -
NASD consolidation payment	35,000
Total revenue	35,000
Expenses	
Financial services	7,200
Registration and filing fees	2,365
Audit fees	2,750
Insurance	368
Total expenses	12,683
Net income before taxes (Note 3)	22,317
Provision for income taxes	-
Net income	$ 22,317

The accompanying notes are an integral part of these statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balance- December 31, 2006	$ 51,000	$ (37,680)	$ 13,320
Capital contribution	10,000		10,000
Net income		22,317	22,317
Balance- December 31, 2007	$ 61,000	$ (15,363)	$ 45,637

The accompanying notes are an integral part of these statements.

Operating activities	
Net income	$ 22,317
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accrued expenses	600
Total adjustments	600
Net cash provided by operating activities	22,917
Financing activities	
Capital contributions	10,000
Net cash provided by financing activities	10,000
Net increase in cash and cash equivalents	32,917
Cash and equivalents at beginning of year	16,670
Cash and equivalents at end of year	$ 49,587
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these statements.

JEGI, LLC

(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

1. Organization and Nature of Operations

JEGI, LLC, the "Company" was organized as a single member LLC in the State of New York in November 2004 and is a wholly owned subsidiary of The Jordan, Edmiston Group Inc. The Company is a registered securities broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company will advise media and information companies with respect to mergers and/or acquisitions involving the sale of stock.

2. Significant Accounting Policies

Basis of Accounting. Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents. The Company considers all highly liquid investments purchased with a maturity of one month or less to be cash equivalents.

3. Income Taxes

The Company is included in the federal income tax return filed by the parent. No current provision for income taxes is required on a separate basis.

4. Related-Party Transactions

The Company shares office space under an agreement with its parent under a lease in the parent's name. The parent does not charge the company for its pro-rata share of the rent expense.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at December 31, 2007.

6. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of rule 15c3-3 of the SEC since it does not hold funds or securities of customers.

7. Commitments and Subsequent Events

There were no events subsequent to December 31, 2007 and through the date hereof that materially affected the presentation of the Company's results for the year ending December 31, 2007 The Company has not entered into any significant future commitments.

SUPPLEMENTAL INFORMATION

Net capital computation

Member's capital	$	45,637
Less non-allowable assets		-
Net capital		45,637
Aggregate indebtedness minimum capital (3,950x .06667=263<5,000)		-
Minimum net capital required		5,000
Net capital in excess of requirement	$	40,637

Reconcilliation with Company's computation

(Included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital reported in unaudited Focus Report	$	45,637
Net audit adjustments		-
Net capital per above	$	45,637



Board of Directors and Managing Member
JEGI, LLC

In planning and performing our audit of the financial statements and supplemental schedule of JEGI, LLC (a wholly owned subsidiary of The Jordan, Edmiston Group, Inc.), for the year ended December 31, 2007 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and any excess margin securities of customers, as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

54 Danbury Road #307, Ridgefield, CT 06877

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 19, 2008

END

11